02 OCT 21 AM 9:12

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02055498

15th October 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Annual Return form 363
Taylor Nelson Sofres Services Limited - 3848002

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

dw 10/28

f:\users\companysecretarial\cherylb\securities\021015 288_ar.doc

Companies House

— for the record —

Company Name
TAYLOR NELSON SOFRES SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3848002

Information extracted from Companies House records on
3rd September 2002

Section 1: Company details

Ref: 3848002/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **9305 — Other service activities**	**SIC CODE — Description**

Company Number - 3848002

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name David Soutar LOWDEN	Name ______
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB	Address ______ ______ ______
	UK Postcode _ _ _ _ _ _ _
Date of birth 16/08/1957	Date of birth _ _ / _ _ / _ _ _ _
Nationality British	Nationality ______
Occupation Accountant	Occupation ______
	Date of change _ _ / _ _ / _ _ _ _
	Date David Soutar LOWDEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3848002

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** ~~TAYLOR NELSON SOFRES GROUP LTD~~	Name TNS UK LIMITED	NAME CHANGE 05092002
Address Westgate London W5 1UA	Address ____ ____ ____ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Ordinary *Number* 2	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____

Company Number - 3848002

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 14 / 10 / 2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***24/9/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **24th September 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ____________

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address: TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode: W5 1UA

Companies House
— for the record —

Company Name
TAYLOR NELSON SOFRES SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
3848002
Information extracted from Companies House records on
3rd September 2002

Section 1: Company details

Ref: 3848002/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address ____ ____ ____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ____ ____ ____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ____ ____ ____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9305** **Other service activities**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name David Soutar LOWDEN	Name ____
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address The Squirrels, Riversdale, Bourne End, Buckinghamshire, SL8 5EB	Address ____ ____ ____
	UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴
Date of birth 16/08/1957	Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
Nationality British	Nationality ____
Occupation Accountant	Occupation ____
	Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
	Date David Soutar LOWDEN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 3848002

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES GROUP LTD	Name TNS UK LIMITED	NAME CHANGE 05092002
Address Westgate London W5 1UA	Address UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Ordinary *Number* 2	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____

Company Number - 3848002

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature]
(~~Director~~ / Secretary)

Date 14 / 10 / 2002

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***24/9/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **24th September 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ______

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address: TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA